Exhibit 99.1

Major Pan-European Insurer Selects Sapiens P&C
for Implementation in 5 Countries

Sapiens IDIT Software Suite was selected due to product quality, delivery capabilities, and speed of deployment

Holon, Israel – January 29, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that a leading global multi-line insurance provider has selected Sapiens IDIT Software Suite (Sapiens IDIT) to support its’ new liability and indemnity lines of business. The initial implementation of the new system will be deployed in UK, France, Germany, Italy and Spain.

Roni Al-Dor, President and CEO of Sapiens, said, “We are pleased to have another major insurer joining the Sapiens family. This implementation further expands our growth across Europe, and demonstrates the continued demand for our Sapiens IDIT solution. We are delighted from the tremendous recognition we have been receiving recently – from insurance companies and the industry analyst community alike.”

Yoel Amir, Managing Director, Sapiens General insurance & Non-life Division added, “We are enjoying market leadership position with Sapiens IDIT, and at the same time continue to enhance the software and provide even more value to our clients. They have put their trust in Sapiens to help them run business critical core operations. We appreciate that trust and are fully committed to delivering high quality and high value with Sapiens IDIT as well as our related services.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: Yaffa Cohen-Ifrah VP Corporate Marketing & Communications Sapiens International Office: +972-3-790 2026 e-Mail: yaffa.cohen-ifrah@sapiens.com	James Carbonara, Regional Vice President Hayden IR Office: +1-646-755-7412 e-Mail: James@haydenir.com